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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: Byzantine Ventures, Inc.

Address of Principal Business Office: 5655 College Avenue, Suite 250, Oakland, California 94618

Telephone Number (including area code): (510) 428-1360

Name and address of agent for service of process: Robert D. Leppo, 5655 College Avenue, Suite 250, Oakland, California 94618

Check one of the following:

_X_The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: October 10, 2000.

___The company is relying on rule 12g-g under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: _________N/A_________.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: __N/A__________________.

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The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business in California; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of San Francisco and State of California on the 10th day of October, 2000.

[SEAL]Signature: Byzantine Ventures, Inc.

By/s/ Robert D. Leppo

Robert D. Leppo

President

Attest: /s/ Susan L. Singleton

Susan L. Singleton

Vice President

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